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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	May 4, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Dell Inc.

Full Name of Registrant

Former Name if Applicable
One Dell Way

Address of Principal Executive Office (Street and Number)
Round Rock, Texas 78682

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Dell Inc. is delaying the filing of its Form 10-Q for the first quarter of fiscal 2008 ended May 4, 2007 due to the questions raised in connection with the independent investigation being conducted by the Audit Committee of the company’s Board of Directors. As previously announced, the U.S. Securities and Exchange Commission (“SEC”) and the Audit Committee are conducting investigations into certain accounting and financial reporting matters, and the company previously received a related subpoena from the United States Attorney for the Southern District of New York.

As a part of the final phases of the investigation, the Audit Committee is in the process of reviewing each of the identified accounting errors and proposed correcting adjustments. Upon completion of that review, the Audit Committee will evaluate the impact and nature of the errors to determine whether a restatement of any previously issued financial statements will be required. To date, the Audit Committee has not determined whether any restatements will be required, or whether any identified control deficiencies constitute material weaknesses.

Management continues to be committed to resolving the issues raised in connection with the investigations, and is working diligently to file the quarterly reports for the second and third quarters of fiscal 2007, the annual report for fiscal 2007, and the quarterly report for the first quarter of fiscal 2008 as soon as possible.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas H. Welch, Jr.	(512)	338-4400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☑ No

The company has not filed the Form 10-Q for its second quarter of fiscal 2007 ended August 4, 2006, the Form 10-Q for its third quarter of fiscal 2007 ended November 3, 2006 and the Form 10-K for its fiscal 2007 ended February 2, 2007.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 31, 2007, Dell Inc. issued a press release reporting preliminary financial results for the first quarter of fiscal 2008 ended May 4, 2007, and furnished the results to the SEC on a current report on Form 8-K. Those preliminary results showed revenue of approximately $14.6 billion (compared to $14.2 billion for the corresponding year ago period), operating income of approximately $947 million (compared to $949 for the corresponding year ago period), net income of approximately $759 million (compared to $762 for the corresponding year ago period) and anticipated diluted earnings per share of approximately $0.34 (compared to $0.33 for the corresponding year ago period). In the quarter, gross and operating income margins were positively affected by a favorable decline in component costs. In addition, a focus on more richly configured customer solutions and a better mix of products and services yielded significantly higher average selling prices and a better balance of profitability and revenue growth. In the quarter, the company incurred approximately $46 million, or $0.02 per share, in costs associated with the ongoing investigations into certain accounting and financial reporting matters.

The preliminary financial results for the first quarter of fiscal 2008, as well as the previously announced financial results for the fiscal second, third and fourth quarters of fiscal 2007, should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the company’s financial statements for those periods are finalized. In addition, as described in Part III, the company may determine that restatements of prior period financial reports are necessary, and any such restatements could materially impact the preliminary financial results for the first fiscal quarter of 2008 and the reported financial results for the first fiscal quarter of 2007 and, therefore, the degree of change between the current and prior year periods described in this Part IV, Item (3). No determination has been made as to whether restatements of prior period financial statements will be required.

There are many risk factors that may cause the actual results of the company’s operations to differ from those that have been reported or are expected. These potential risks and uncertainties include, among other things, the outcome of the ongoing investigations into certain accounting and financial reporting matters that could result in management’s determination that restatements of the company’s prior period financial statements are required, or management’s conclusion that there is a material weakness in the company’s internal controls over financial reporting and a determination that disclosure controls and procedures are not effective; the company’s inability to meet NASDAQ requirements for continued listing as a result of its delayed periodic report filings; and litigation and governmental investigations or proceedings arising out of or related to accounting and financial reporting matters, or any restatement of the company’s financial statements. More information about these and other factors affecting the company’s business and prospects is contained in the company’s periodic filings with the Securities and Exchange Commission.

Dell Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2007	By:	/s/ Thomas H. Welch, Jr.

Thomas H. Welch, Jr.
Vice President and Assistant Secretary